UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001 PER SHARE_

(Title of Class of Securities)

G45667105

(CUSIP Number)

Plus View Investments Ltd

Rm 1103, 67 Beisihuan Xilu,

Dadi Scientific & Technological Mansion,

Haidian District, Beijing, China 100085
+8610-8274 8167

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G45667105	13D

1.	NAMES OF REPORTING PERSONS Plus View Investments Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒ (1)

3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,097,303 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 5,097,303 (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,097,303 ordinary shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.86%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Plus View Investments Ltd is wholly owned and controlled by An Luo and Mr. Luo may be deemed to be a beneficial owner of the shares held by Plus View Investments Ltd.

(2) All percentages set forth in this Schedule 13D are based upon 57,554,824 ordinary shares outstanding as of the date of this Schedule 13D.

2

CUSIP No.	G45667105	13D

1.	NAMES OF REPORTING PERSONS An Luo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒ (1)

3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,097,303 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 5,097,303 (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,097,303 ordinary shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.86%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Plus View Investments Ltd is wholly owned and controlled by An Luo and Mr. Luo may be deemed to be a beneficial owner of the shares held by Plus View Investments Ltd.

(2) All percentages set forth in this Schedule 13D are based upon 57,554,824 ordinary shares outstanding as of the date of this Schedule 13D.

3

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is Hollysys Automation Technology Ltd., a British Virgin Islands company (the “Company”), which has its principal executive offices at No.2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, People's Republic of China, 100176. This statement relates to the Company’s ordinary shares, par value $0.001 per share (“Ordinary Shares”).

Item 2. Identity and Background.

(a) This Schedule 13D is jointly filed by Plus View Investments Ltd (“Plus View”) and An Luo (each, a “Reporting Person” and collectively, the “Reporting Persons”). Plus View is a company incorporated under the laws of the British Virgin Islands. An Luo is a citizen of the People’s Republic of China. Plus View is wholly-owned by An Luo.

(b) The business address of each of the Reporting Persons is Rm 1103, 67 Beisihuan Xilu, Dadi Scientific & Technological Mansion, Haidian District, Beijing, China 100085.

(c) The principal business of Plus View is to make investments in China related companies. Mr. An Luo is the sole director and shareholder of Plus View.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) An Luo is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Through a series of transactions in December 2006 (the “Original Transactions”), Advance Pacific Holdings Ltd (“Advance Pacific”), a British Virgin Islands company that was then owned and controlled by Ka Wa Cheng, a resident of Canada (“Mr. Cheng”), acquired all of the shares of Gifted Time Holdings, Ltd (“Gifted Time”), a British Virgin Islands company, from the shareholders of Gifted Time (the “Original Shareholders”), for promissory notes with an aggregate principal value of $230 million.

On September 20, 2007, the Company completed the acquisition of all of the shares of Gifted Time held by Advance Pacific, pursuant to a Stock Purchase Agreement, dated as of February 2, 2006, as amended (the “Stock Purchase Agreement”). As a result of the acquisition, Advance Pacific and its sole owner, Mr. Cheng were issued a total of 22,200,000 Ordinary Shares of the Company.

On March 19, 2008, Advance Pacific entered into a Dismissal Agreement (the “Dismissal Agreement”) with the Original Shareholders, pursuant to which, among others, the parties dismissed and terminated the Original Transactions, and the 22,200,000 Ordinary Shares of the Company were transferred to the Original Shareholders of Gifted Time. As a result, pursuant to the Dismissal Agreement, Plus View acquired an aggregate of 2,016,648 Ordinary Shares of the Company.

4

On June 5, 2009, the Company and the Original Shareholders agreed to amend the amended and restated securities purchase agreement, dated February 9, 2007, between the Company and the Original Shareholders, to terminate the Company’s obligation to issue up to 7 million remaining shares in aggregate to the Original Shareholders, if the Company achieves certain pre-determined performance thresholds for fiscal years 2009, 2010, and 2011. The Original Shareholders previously earned 4 million shares under this plan when the Company achieved the performance thresholds set for 2007 and 2008. As a condition to and as consideration for such termination of the Company’s obligation, the Company agreed to enter into a side letter agreement, dated as of June 5, 2009, with the Original Shareholders, pursuant to which the Company agreed to immediately issue 4 million shares to the Original Shareholders. As a result, Plus View acquired a total of 6,057,303 shares pursuant to Dismissal Agreement and the side letter agreement.

As a result of the foregoing transactions, the Reporting Persons became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing description of the Stock Purchase Agreement and the Dismissal Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Annex A to the Registration Statement on Form S-4/A, filed by the Company on August 9, 2007, and to the full text of the Dismissal Agreement, filed as Exhibit 4 to the Schedule 13D/A filed by Mr. Cheng on April 25, 2008.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares pursuant to the Dismissal Agreement as described in Item 3 above. An Luo holds the securities indirectly through Plus View solely for investment purposes. The Reporting Persons have no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

Except as set forth in this Schedule 13D, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) As of the date of this statement, Plus View beneficially owns 5,097,303 Ordinary Shares, representing 8.86% of the outstanding shares of the Company. Plus View is wholly-owned by Mr. Luo. Mr. Luo may be deemed to be a beneficial owner of the shares held by Plus View.

(c) From March 17, 2014 through March 25, 2014, the Reporting Persons sold 960,000 Ordinary Shares in the open market at an average price of $19.58. The Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities of the Company.

(e) Not applicable.

5

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Registration Statement on Form S-4/A filed by the Issuer on August 9, 2007, and the Schedule 13D/A filed by Mr. Cheng on April 25, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not Limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement

2.	Amended and Restated Stock Purchase Agreement, dated February 9, 2007, by and between Chardan North China Acquisition Corporation and Advance Pacific Holding Ltd (incorporated by reference to Annex A of the Registration Statement on Form S-4/A filed by the Company on August 9, 2007).

3.	Dismissal Agreement, dated March 19, 2008, by and between the Reporting Person and Advance Pacific Holdings Ltd (incorporated by reference to Exhibit 4 of the Schedule 13D/A filed by Mr. Cheng on April 25, 2008).

6

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2014

Plus View Investments Ltd

By:	/s/ An Luo
An Luo
Director

/s/ An Luo
An Luo

7